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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 5)
                                 FINAL AMENDMENT


                              CERPROBE CORPORATION
                       (Name of Subject Company (Issuer))


                           CARDINAL MERGER SUB., INC.,
                          a Wholly-Owned Subsidiary of

                       KULICKE AND SOFFA INDUSTRIES, INC.
                        (Name of Filing Person (Offeror))


                           Common Stock Par Value $.05
                         (Title of Class of Securities)


                                    156787103
                      (CUSIP Number of Class of Securities)

                               Clifford G. Sprague
                Senior Vice President and Chief Financial Officer
                       Kulicke and Soffa Industries, Inc.
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

Transaction valuation                                      Amount of filing fee*
---------------------                                      ---------------------
    $214,840,660                                                 $42,968.13

* This amount has previously been paid.
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[  ]     Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X ]     third-party tender offer subject to Rule 14d-1.
         [  ]     issuer tender offer subject to Rule 13e-4.
         [  ]     going-private transaction subject to Rule 13e-3.
         [  ]     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 5, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2000 by Cardinal Merger Sub., Inc., a Delaware Corporation and a wholly-owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation, relating to the Offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.05 per share, together with the associated rights to purchase Series A Junior Participating Preferred Stock of Cerprobe Corporation, a Delaware corporation, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2000. In this amendment, "Schedule TO" refers to the Tender Offer statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2000, as amended and supplemented; "Merger Sub" refers to Cardinal Merger Sub., Inc.; "Parent" refers to Kulicke and Soffa Industries, Inc., and the "Company" refers to Cerprobe Corporation. The Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule TO, and the related Letter of Transmittal, which is attached as Exhibit (a)(2) to the Schedule TO, as they may be amended and supplemented from time to time, together constitute the "Offer."

         ITEMS 1 through 6, 8 and 11.

         On November 24, 2000 Parent accepted for payment 8,858,449 Shares (or 92.5% of the outstanding Shares) validly tendered in the offer. On November 28, 2000 Parent accepted for payment an additional 134,707 Shares (or 1.4% of the outstanding Shares) validly tendered under Notices of Guaranteed Delivery.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2000

                                             KULICKE AND SOFFA INDUSTRIES, INC.

                                             By:  /s/ Clifford G. Sprague
                                                  Name:  Clifford G. Sprague
                                                  Title: Chief Financial Officer


                                             CARDINAL MERGER SUB., INC.

                                             By:  /s/ Clifford G. Sprague
                                                  Name:  Clifford G. Sprague
                                                  Title: Vice President

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